UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month August 2025

COMMISSION FILE NUMBER: 001-33373

CAPITAL CLEAN ENERGY CARRIERS CORP.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Attached as Exhibit I are the financial results of Capital Clean Energy Carriers Corp. (“CCEC”) for the six-month period ended June 30, 2025 and the related Operating and Financial Review and Prospects discussion.

Attached as Exhibit II are the following Unaudited Interim Condensed Consolidated Financial Statements of CCEC:

(i)	Unaudited Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024

(ii)	Unaudited Condensed Consolidated Statements of Comprehensive Income for the six-month periods ended June 30, 2025 and 2024

(iii)	Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity and Partners’ Capital for the six-month periods ended June 30, 2025 and 2024

(iv)	Unaudited Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2025 and 2024

(v)	Notes to the Unaudited Interim Condensed Consolidated Financial Statements

This report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-282610), Registration Statement on Form F-3 (File No. 333-286825) and Registration Statement on Form F-3 (File No. 333-287895).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL CLEAN ENERGY CARRIERS CORP.

Dated: August 6, 2025
/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Executive Officer

Exhibit I

CCEC

Financial Results for the six-month period ended June 30, 2025

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2025, and 2024 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2025(the “Annual Report”). These risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Following our announcement on November 13, 2023, of our intention to shift our business focus towards LNG and energy transition shipping and gradually divest from our non-core assets, since December 2023 we have completed the sale of 12 container vessels as set forth in the following table:

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025

We determined that the assets and liabilities, results of operations and cash flows of these 12 container vessels met the criteria to be reported in discontinued operations. As a result, the following financial information and discussion relate to results of operations from continuing operations. Please also refer to Note 3 Discontinued Operations in our unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2025, and 2024 included elsewhere herein.

1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We are an international owner of ocean-going vessels. Currently our fleet of 15 vessels consists of 12 latest generation LNG/C vessels (1.0 million DWT and total capacity of 2.1 million CBM) and three legacy Neo-Panamax container carrier vessels (0.4 million DWT and total TEU capacity of 40,320). In addition, we have agreed to acquire six additional latest generation LNG/C vessels and 10 gas carriers, including four LCO2/multi gas and six LPG-ammonia carriers, to be delivered to the Company between the first quarter of 2026 and the third quarter of 2027. As of June 30, 2025, the DWT weighted average age of our on the water fleet was approximately 2.7 years.

Recent Developments

At The Market Offering of Shares

On January 27, 2025, we entered into the Open Market Sales Agreement (the “Sales Agreement”) with Jefferies LLC (“Jefferies”) under which we may offer and sell up to $75.0 million of our common shares from time to time through or to Jefferies acting as sales agent or principal. We intend to use the net proceeds from the sales of new common shares pursuant to the Sales Agreement, after deducting the sales agent’s commissions and our offering expenses, for general corporate purposes, which may include, among other things, the acquisition of new vessels, the repayment or refinancing of all or a portion of our outstanding indebtedness and funding of working capital requirements or capital expenditures. During the six-month period ended June 30, 2025, we issued 7,954 new common shares resulting in net proceeds of $0.2 million after the payment of commission to the sales agent, but before offering expenses. During the six-month period ended June 30, 2025, the Company recognized offering expenses of $0.5 million in connection with the Sales Agreement.

Financing arrangements

On June 26, 2025, the vessel-owning companies of two LCO2 – HMG/C currently under construction, entered into a new credit facility, the “2025 - LCO2 – HMG/C credit facility”, for an amount of $101.7 million, which may increase up to a total of $117.3 million if long term employment is secured, with the purpose of financing the delivery from the shipyard of the two vessels under construction (the LCO2 - HMG/C Amadeus (Hull - 8399) and the LCO2 - HMG/C Athenian (Hull - 8405)). The Company is acting as a parent guarantor. The facility is expected to be drawn in two different tranches in April and November 2026, respectively, and each with a duration of five years.

Please see section “Borrowings (Financing arrangements)” below.

Quarterly Common Share Cash Dividend

On January 22, 2025, the Board declared a cash dividend of $0.15 per common share for the fourth quarter of 2024 which was paid on February 12, 2025, to common shareholders of record on February 6, 2025.

On April 30, 2025, the Board declared a cash dividend of $0.15 per common share for the first quarter of 2025 which was paid on May 16, 2025, to common shareholders of record on May 12, 2025.

On July 24, 2025, the Board declared a cash dividend of $0.15 per common share for the second quarter of 2025 payable on August 8, 2025, to common shareholders of record on August 4, 2025.

On June 10, 2025, we announced a Dividend Reinvestment Plan (“DRIP”) to provide our shareholders with a convenient and economical way to reinvest cash dividends to purchase our common shares. The DRIP is open to our existing shareholders and investors who will become our shareholders in the future outside of the DRIP. During the six-month period ended June 30, 2025, we did not issue any new common shares under the DRIP. During the six-month period ended June 30, 2025, we recognized expenses of $0.2 million relating to the DRIP.

Declaration and payment of any dividend is subject to the discretion of our board of directors. Our dividend policy may be changed at any time, and from time to time, by the board of directors. The timing and amount of dividend payments to holders of our shares will depend on, among other things, shipping market developments and the charter rates we are able to negotiate when we charter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by a variety of factors, including increased or unanticipated expenses, the loss of a vessel, required capital expenditures, reserves established by the board of directors, refinancing or repayment of debt, additional borrowings, compliance with the covenants in our financing arrangements, our anticipated future cost of capital, access to financing and equity and debt capital markets, including for the purposes of refinancing or repaying existing debt, asset valuations, other factors described in our filings with the SEC from time to time and the applicable provisions of Marshall Islands law. See also the risks discussed in our Annual Report, including in particular the risk factor entitled “We cannot assure you that we will pay any dividends on our common shares.”

2

Factors Affecting Our Future Results of Operations

Please refer to our Annual Report, regarding the factors affecting our future results of operations.

Financial Results in thousands of United States dollars:

	For the six-month periods ended June 30,
	2025	2024
Revenues	$213,540	$158,252
Expenses:
Voyage expenses	3,370	5,030
Vessel operating expenses	30,333	25,824
Vessel operating expenses - related parties	4,954	4,324
General and administrative expenses	8,044	7,723
Vessel depreciation and amortization	48,386	37,773
Operating income, net	118,453	77,578
Other (expense) / income, net:
Interest expense and finance cost	(59,602)	(62,488)
Other income, net	3,884	2,835
Total other expense, net	(55,718)	(59,653)
Net income from continuing operations	62,735	17,925
Net income from discontinued operations	47,746	50,155
Net income from operations	$110,481	$68,080

3

Results of Operations

Six-Month Period Ended June 30, 2025, compared to the Six-Month Period Ended June 30, 2024

Our results of operations for the six-month periods ended June 30, 2025, and 2024 differ primarily due to:

•	The increase in the average number of vessels in our fleet by 2.7 vessels compared to the corresponding period in 2024 following the acquisition of three LNG/Cs in the second quarter of 2024;

•	the increase in revenues, operating expenses and depreciation and amortization as a result of the acquisition of the three LNG/Cs; and

•	the decrease in interest expense and finance cost during the six-month period ended June 30, 2025, compared to the corresponding period in 2024, mainly attributable to the decrease in the weighted average interest rate charged on our debt partly set off by the increase in our average indebtedness.

Total Revenues

Total revenues, consisting of time and bareboat charter revenues, amounted to $213.5 million for the six-month period ended June 30, 2025, compared to $158.3 million for the six-month period ended June 30, 2024. The increase of $55.2 million during the six-month period ended June 30, 2025, was primarily attributable to the three LNG/Cs we acquired in the second quarter of 2024, namely the LNG/C Apostolos, the LNG/C Aktoras and the LNG/C Assos. As a result, the average number of vessels in our fleet for the six-month period ended June 30, 2025, increased by 2.7 vessels compared to the corresponding period in 2024.

Time and bareboat charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

For the six-month period ended June 30, 2025, BP Gas Marketing Limited (“BP”), Bonny Gas Transport Limited (“BGT”), Cheniere Marketing International LLP (“Cheniere”), Hapag Lloyd-Aktiengesellschaft (“Hapag-Lloyd”) and Hartree Partners Power & Gas Company (UK) Limited (“Hartree”) accounted for 17%, 14%, 13%, 10% and 10% of our total revenues, respectively.

Voyage Expenses

Total voyage expenses amounted to $3.4 million for the six-month period ended June 30, 2025, compared to $5.0 million for the six-month period ended June 30, 2024. The decrease of $1.6 million was mainly attributed to certain voyage expenses we incurred that were reimbursed to us by charterers during the six-month period ended June 30, 2025.

Voyage expenses primarily consist of bunkers, port expenses and commissions. In voyage charters the shipowner generally is responsible for paying voyage expenses while voyage expenses incurred during time and bareboat charters are paid by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during off-hire periods are paid by us.

Vessel Operating Expenses

For the six-month period ended June 30, 2025, our total vessel operating expenses amounted to $35.3 million, compared to $30.1 million for the six-month period ended June 30, 2024. The increase of $5.2 million for the six-month period ended June 30, 2025, was mainly due to the increase in the average number of vessels in our fleet compared to the corresponding period in 2024.

Total vessel operating expenses for the six-month period ended June 30, 2025, include expenses of $5.0 million incurred under management agreements with Capital-Executive Ship Management Corp. (“Capital-Executive”) and Capital Gas Ship Management Corp. (“Capital Gas Management”), compared to $4.3 million during the six-month period ended June 30, 2024. Please also refer to Note 5 (Transactions with related parties) in the unaudited condensed consolidated financial statements for the six-month period ended June 30, 2025, included elsewhere herein.

General and Administrative Expenses

General and administrative expenses amounted to $8.0 million for the six-month period ended June 30, 2025, compared to $7.7 million for the six-month period ended June 30, 2024. The increase of $0.3 million in general and administrative expenses was mainly attributable to the increase in the fees we incur under the executive services agreement with Capital GP L.L.C. (“CGP”) partly offset by the lower costs in connection with our equity compensation incentive plan.

General and administrative expenses include Board fees and expenses, audit and certain legal fees and other fees related to the requirements of being a publicly traded entity, the amortization associated with our equity incentive plan and the cost of other transactions.

4

Vessel Depreciation and Amortization

Vessel depreciation and amortization increased to $48.4 million for the six-month period ended June 30, 2025, compared to $37.8 million for the six-month period ended June 30, 2024. The increase of $10.6 million in vessel depreciation and amortization was attributable to the increase in the average number of vessels in our fleet.

Total Other Expenses, Net

Total other expenses, net for the six-month period ended June 30, 2025, amounted to $55.7 million, compared to $59.7 million for the six-month period ended June 30, 2024. Total other expenses, net include interest expense and finance cost of $59.6 million for the six-month period ended June 30, 2025, compared to $62.5 million for the six-month period ended June 30, 2024. The decrease of $2.9 million in interest expense and finance cost during the six-month period ended June 30, 2025 was mainly due to the decrease in the weighted average interest rate charged on our debt partly set off by the increase in our average indebtedness compared to the corresponding period in 2024. Please also refer to Note 8 (Long-term debt) to our unaudited condensed consolidated financial statements included elsewhere herein.

Interest expense and finance cost include interest expense, amortization of financing charges, commitment fees and bank charges.

Net Income

Net income for the six-month period ended June 30, 2025, amounted to $62.7 million compared to $17.9 million for the corresponding period in 2024.

Liquidity and Capital Resources

As of June 30, 2025, total cash and cash equivalents amounted to $357.2 million. Total cash includes restricted cash of $21.5 million in total representing the minimum liquidity requirement under our credit facilities, sale and lease back agreements and unsecured bonds (the “financing arrangements”).

Generally, our primary sources of funds have been cash from operations, bank borrowings, sale and lease back arrangements and, depending on our access to the capital markets, equity and debt securities offerings.

Cash from operations depends on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. Cash flows from operations may be further affected by other factors described in our Annual Report in “Item 3. Key Information—D. Risk Factors.”

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. As of June 30, 2025, we had the following outstanding commitments for the acquisition of vessel-owning companies from a related party and vessels under construction that will be financed through the issuance of debt and cash at hand:

Year ending June 30,	Vessels’ acquisitions	Vessels under construction	Total
2026	$-	$369.2	$369.2
2027	489.3	913.6	1,402.9
2028	-	35.9	35.9
Total	$489.3	$1,318.7	$1,808.0

Furthermore, we have outstanding commitments relating to supervision services agreements for vessels under construction amounting to $4.9 million.

We expect two of our LNG/C vessels will undergo a special survey in the next twelve months.

5

As of June 30, 2025, total shareholders’ equity amounted to $1,438.9 million, an increase of $95.9 million compared to $1,343.0 million as of December 31, 2024. The increase reflects net income from operations of $110.5 million for the six-month period to June 30, 2025, the amortization associated with the equity incentive plan of $2.9 million net of dividends declared on unvested shares, the other comprehensive income of $0.2 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge and the net proceeds from the offering according to the Sales Agreement of 0.2 million, partly offset by distributions declared and paid during the period in a total amount of $17.8 million.

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents and restricted cash provided by / (used in) operating, investing and financing activities for the periods, presented in millions of United States dollars:

	For the six-month periods ended June 30,
	2025	2024
Net Cash Provided by Operating Activities	$115.4	$75.6
Net Cash Used in Investing Activities	(130.8)	(1,135.6)
Net Cash (Used in) / Provided by Financing Activities	$(84.2)	$748.8

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $115.4 million for the six-month period ended June 30, 2025, compared to $75.6 million for the six-month period ended June 30, 2024. The increase of $39.8 million was mainly attributable to the increase in revenues and the decrease in interest expense, finance costs and inventories, partly offset by the increase in vessel operating expenses, the decrease in trade payables and deferred revenue and the increase in trade receivables and prepayments and other assets.

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions, advances for vessels under construction and improvements. Net cash used in investing activities during the six-month period ended June 30, 2025, amounted to $130.8 million compared to $1,135.6 million during the corresponding period in 2024.

During the six-month period ended June 30, 2025, we paid advances and initial expenses for vessels under construction of $130.5 million and $0.2 million for expenses relating to the sale of vessels.

During the six-month period ended June 30, 2024, we paid $948.8 million to acquire the shares of the companies owning the LNG/C Axios II, the LNG/C Aktoras, the LNG/C Apostolos, and the LNG/C Assos and we paid advances for vessels under construction of $184.4 million, paid $2.1 million for vessel improvements and $0.2 million for expenses relating to the sale of vessels.

Net Cash (Used In)/ Provided by Financing Activities

Net cash used in financing activities for the six-month period ended June 30, 2025, was $84.2 million representing $66.1 million we repaid in line with the amortization schedule of our financing arrangements, $0.4 million we paid in financing and offering costs, and $17.8 million of dividends we paid to our shareholders partly offset by $0.2 million of net proceeds we received from the sale of new common shares according to our Sales Agreement.

Net cash provided by financing activities for the six-month period ended June 30, 2024, was $748.8 million representing cash proceeds of $1,017.0 million from the issuance of a new financing arrangement that we entered into in order to partly finance the acquisition of the shares of the companies owning the LNG/C Axios II, the LNG/C Aktoras, the LNG/C Apostolos, and the LNG/C Assos partly offset by $242.5 million in total of long term debt principal payments, $8.9 million we paid in financing costs, and $16.7 million of dividends we paid to our shareholders.

6

Borrowings (Financing Arrangements)

Our long-term borrowings are reflected in our balance sheet in long-term liabilities as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of June 30, 2025, and December 31, 2024, total borrowings of $2,564.7 million and $2,598.3 million were outstanding under our financing arrangements respectively.

On June 26, 2025, the vessel-owning companies of two LCO2 – HMG/C currently under construction, entered into the 2025 - LCO2 – HMG/C credit facility.

For information relating to our credit facilities, sale and lease back agreements and unsecured bonds, please refer to Note 8 of our audited Consolidated Financial Statements included in our Annual Report and Note 8 to our unaudited interim condensed consolidated financial statements and the descriptions above in “Recent Developments” and “Liquidity and Capital Resources”.

As of June 30, 2025, and December 31, 2024, we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our financing arrangements and any other debt instruments we may issue or enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, such as interest rate developments, changes in the funding costs offered by our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests included in our financing arrangements, we are unlikely to be able to make any dividends to holders of our common shares, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our financing arrangements are secured by certain of our vessels, and if we are unable to repay debt under our financing arrangements, the lenders could seek to foreclose on those assets. More specifically, 15 vessels with an aggregate net book value of $3.1 billion as of June 30, 2025, have been provided as collateral under the terms of our credit facilities or the title of ownership is held by the relevant lender under our sale and lease back agreements.

Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios, see “Item 5.B. Liquidity and Capital Resources— Borrowings (Financing Arrangements)” in our Annual Report. If the estimated asset values of vessels in our fleet decrease, we may be obliged to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements. A decline in the market value of our vessels could also affect our ability to refinance our financing arrangements and/or limit our ability to obtain additional financing. As of June 30, 2025, a decrease of 10% in the aggregate fair market values of our fleet would not cause any violation of the total indebtedness to aggregate market value covenant contained in our financing arrangements.

Off-Balance Sheet Arrangements

As of June 30, 2025, we have not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

A discussion of our critical accounting estimates can be found in our Annual Report.

Changes in Accounting Policies

See Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

7

 Exhibit II

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Capital Clean Energy Carriers Corp. Unaudited Condensed Consolidated Balance Sheets (In thousands of United States Dollars)

	As of June 30, 2025	As of December 31, 2024
Assets
Current assets
Cash and cash equivalents	$335,615	$313,988
Trade accounts receivable	7,243	3,853
Prepayments and other assets	8,547	7,512
Due from related party (Note 5)	—	1,131
Inventories	4,639	4,844
Claims	865	865
Derivative assets (Note 9)	2,420	—
Current assets of discontinued operations (Note 3)	1,303	73,350
Total current assets	360,632	405,543
Fixed assets
Advances for vessels under construction – related party	54,000	54,000
Vessels, net and vessels under construction (Note 6)	3,609,388	3,527,305
Total fixed assets	3,663,388	3,581,305
Other non-current assets
Above market acquired charters (Note 7)	84,267	101,574
Deferred charges, net	834	361
Restricted cash (Note 8)	21,547	22,521
Derivative assets (Note 9)	14,846	1,574
Prepayments and other assets	24	4
Total non-current assets	3,784,906	3,707,339
Total assets	$4,145,538	$4,112,882
Liabilities and Shareholders' Equity
Current liabilities
Current portion of long-term debt, net (Note 8)	$129,076	$128,383
Trade accounts payable	10,450	15,119
Due to related parties (Note 5)	5,538	3,542
Accrued liabilities	37,230	32,157
Deferred revenue	18,236	29,804
Derivative liabilities (Note 9)	—	18,114
Current liabilities of discontinued operations (Note 3)	16,754	16,372
Total current liabilities	217,284	243,491
Long-term liabilities
Long-term debt, net (Note 8)	2,417,579	2,450,129
Below market acquired charters (Note 7)	68,895	75,659
Deferred revenue	2,927	634
Total long-term liabilities	2,489,401	2,526,422
Total liabilities	2,706,685	2,769,913
Commitments and contingencies (Note 14)	—	—
Total shareholders’ equity	1,438,853	1,342,969
Total liabilities and shareholders’ equity	$4,145,538	$4,112,882

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F- 1

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars except number of shares and net income per share)

	For the six-month periods ended June 30,
	2025	2024
Revenues (Note 4)	$213,540	$158,252
Expenses:
Voyage expenses	3,370	5,030
Vessel operating expenses	30,333	25,824
Vessel operating expenses - related parties (Note 5)	4,954	4,324
General and administrative expenses (including $1,843 and $1,276 to related parties, for the six-month periods ended June 30, 2025 and 2024, respectively) (Note 5)	8,044	7,723
Vessel depreciation and amortization (Note 6)	48,386	37,773
Operating income, net	118,453	77,578
Other income / (expense), net:
Interest expense and finance cost (including $1,865 to related party, for the six-month period ended June 30, 2024) (Notes 5, 8)	(59,602)	(62,488)
Other income, net	3,884	2,835
Total other expense, net	(55,718)	(59,653)
Net income from continuing operations	62,735	17,925
Net income from discontinued operations (Note 3)	47,746	50,155
Net income from operations	110,481	68,080
Net income attributable to General Partner	—	428
Net income attributable to unvested shares	—	305
Net income attributable to common shareholders	110,481	67,347
Net income from continuing operations per:
• Common share, basic and diluted (Note 13)	$1.07	$0.33
Weighted-average shares outstanding:
• Common shares, basic	58,718,005	54,851,934
• Common shares, diluted	58,878,790	54,851,934
Net income from discontinued operations per:
• Common share, basic and diluted	$0.81	$0.90
Weighted-average shares outstanding:
• Common shares, basic	58,718,005	54,851,934
• Common shares, diluted	58,878,790	54,851,934
Net income from operations per:
• Common share, basic and diluted	$1.88	$1.23
Weighted-average shares outstanding:
• Common shares, basic	58,718,005	54,851,934
• Common shares, diluted	58,878,790	54,851,934
Net income from operations	110,481	68,080
Other comprehensive income:
Unrealized income on derivative instruments (Note 9)	177	179
Total comprehensive income	$110,658	$68,259

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F- 2

Capital Clean Energy Carriers Corp.

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity and Partners’ Capital

(In thousands of United States Dollars except for the number of shares)

The statement below for the six-month period ended June 30, 2024, represents Capital Clean Energy Carriers Corp. as a partnership prior to the Conversion as defined in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on April 17, 2025 (the “2024 20-F”). The statement below for the six-month period ended June 30, 2025, represents Capital Clean Energy Carriers Corp. as a corporation after the Conversion.

	General Partner	Common Unitholders	Treasury Units	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2024	$12,885	$1,171,573	$(7,939)	$(1,586)	$1,174,933
Dividends declared / paid (distributions of $0.30 per common unit) (Note 11)	(104)	(16,643)	—	—	(16,747)
Partnership’s net income	428	67,652	—	—	68,080
Equity compensation expense (Note 12)	—	3,517	—	—	3,517
Other comprehensive income (Note 9)	—	—	—	179	179
Balance at June 30, 2024	$13,209	$1,226,099	$(7,939)	$(1,407)	$1,229,962

	No. of shares	Share Capital	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2025	59,938,374	$599	$1,240,044	$102,615	$(289)	$1,342,969
Dividends declared / paid (distributions of $0.30 per common share) (Note 11)	—	—	—	(17,803)	—	(17,803)
Net income from operations	—	—	—	110,481	—	110,481
Equity compensation expense (Note 12)	—	—	3,171	(315)	—	2,856
Proceeds from offering, net	7,954	—	173	—	—	173
Other comprehensive income (Note 9)	—	—	—	—	177	177
Balance at June 30, 2025	59,946,328	$599	$1,243,388	$194,978	$(112)	$1,438,853

The accompanying notes are an integral part of these consolidated financial statements.

F- 3

Capital Clean Energy Carriers Corp. Unaudited Condensed Consolidated Statements of Cash Flows (In thousands of United States Dollars)

For the six-month periods ended June 30,
	2025	2024
Cash flows from operating activities of continuing operations:
Net income from operations	$110,481	$68,080
Less: Net income from discontinued operations	(47,746)	(50,155)
Net income from continuing operations	62,735	17,925
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization (Note 6)	48,386	37,773
Amortization and write-off of deferred financing costs	1,993	1,399
Amortization / accretion of above / below market acquired charters (Note 7)	10,543	6,871
Amortization of ineffective portion of derivatives	(103)	(105)
Equity compensation expense (Note 12)	3,171	3,517
Change in fair value of derivatives (Note 9)	(20,534)	5,043
Unrealized bonds exchange differences	19,488	(5,538)
Changes in operating assets and liabilities:
Trade accounts receivable	(3,390)	(2,545)
Prepayments and other assets	(1,055)	815
Due from related party	1,131	621
Inventories	205	(1,838)
Trade accounts payable	(4,559)	1,543
Due to related parties	1,996	3,194
Accrued liabilities	4,691	10,364
Deferred revenue	(9,275)	(3,479)
Net cash provided by operating activities of continuing operations	$115,423	$75,560
Cash flows from investing activities of continuing operations:
Vessel acquisitions, vessels under construction and improvements including acquired time and bareboat charter agreements (Note 6)	(130,533)	(1,135,341)
Expenses paid for the sale of vessels	(220)	(220)
Net cash used in investing activities of continuing operations	$(130,753)	$(1,135,561)
Cash flows from financing activities of continuing operations:
Proceeds from long-term debt	—	1,017,000
Deferred financing and offering costs paid	(436)	(8,929)
Payments of long-term debt (Note 8)	(66,127)	(242,515)
Dividends paid (Note 11)	(17,803)	(16,747)
Proceeds from offering, net of commissions paid	173	—
Net cash (used in)/provided by financing activities of continuing operations	$(84,193)	$748,809
Net decrease in cash, cash equivalents and restricted cash from continuing operations	$(99,523)	$(311,192)
Cash flows from discontinued operations
Operating activities	373	27,754
Investing activities	119,803	271,813
Financing activities	—	(91,332)
Net increase in cash, cash equivalents and restricted cash from discontinued operations	120,176	208,235
Net increase / (decrease) in cash, cash equivalents and restricted cash	20,653	(102,957)
Cash, cash equivalents and restricted cash at the beginning of the period	$336,509	$204,141
Cash, cash equivalents and restricted cash at the end of the period	$357,162	$101,184
Supplemental cash flow information
Cash paid for interest	$56,210	57,125
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	3,797	4,605
Capitalized dry-docking costs included in liabilities	3,129	4,149
Deferred financing and offering costs included in liabilities	323	173
Expenses for sale of vessels included in liabilities	7,602	5,275
Seller’s credit agreements in connection with the acquisition of vessel owning companies	—	134,764
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	335,615	88,264
Restricted cash - non-current assets	21,547	12,920
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$357,162	101,184

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F- 4

Capital Clean Energy Carriers Corp. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

1. Basis of Presentation and General Information

Capital Clean Energy Carriers Corp. (the “Company or CCEC”) is an international owner of ocean-going vessels, with a focus on the energy transition. As of June 30, 2025, the Company’s in-the-water fleet included 15 high specification vessels, including 12 latest generation Liquified Natural Gas Carriers (“LNG/Cs”) and three legacy Neo-Panamax container vessels. In addition, the Company’s under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel Medium Gas Carriers (“MG/Cs”) and four Handy Liquified CO2 Multi-Gas Carriers (“LCO2 – HMG/C”), to be delivered between the first quarter of 2026 and the third quarter of 2027. The Company’s vessels operate under medium to long-term time and bareboat charters.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024, (the “Consolidated Financial Statements for the year ended December 31, 2024”), included in the 2024 20-F.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2025, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

2. Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the Consolidated Financial Statements for the year ended December 31, 2024.

3. Discontinued Operations

Following the announcement of the Company on November 13, 2023, of its intention to shift its business focus towards liquified natural gas and energy transition shipping and gradually divest from its non-core assets, the Company entered into 12 memoranda of agreement (“MOA”) with third parties for the disposal of 12 container carrier vessels. The Company determined that the assets and liabilities, results of operations and cash flows of the 12 container carrier vessels met the criteria to be reported in discontinued operations. The container carrier vessels that the Company sold following the announcement are listed below.

Name of Vessel	Type	Twenty-foot Equivalent Unit (“TEU”)	Memorandum of Agreement Date	Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	March 10, 2025

Summarized selected operating results of the discontinued operations for the six-month periods ended June 30, 2025 and 2024 are as follows:

	For the six-month periods ended June 30,
	2025	2024
Revenues	$2,482	$43,913
Expenses / (income), net:
Voyage expenses	35	988
Vessel operating expenses	1,065	11,121
Vessel operating expenses - related party	90	1,635
Vessel depreciation and amortization	—	8,765
Gain on sale of vessels	(46,213)	(31,602)
Operating income, net	47,505	53,006
Other income / (expense), net:
Interest expense and finance cost (including $152 to related party, for the six-month period ended June 30, 2024)	(1)	(2,977)
Other income, net	242	126
Total other income / (expense), net	241	(2,851)
Net income from discontinued operations	$47,746	$50,155

F- 5

Capital Clean Energy Carriers Corp. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

3. Discontinued Operations – Continued

Summarized selected balance sheet information from discontinued operations as of June 30, 2025 and December 31, 2024, was as follows:

	As of June 30, 2025	As of December 31, 2024
Cash and cash equivalents	$4	$38
Trade accounts receivable, net	770	636
Prepayments and other assets	480	907
Claims	49	49
Assets held for sale	—	71,720
Total current assets of discontinued operations	1,303	73,350
Trade accounts payable	9,741	3,026
Accrued liabilities	7,013	12,443
Deferred revenue	—	903
Total current liabilities of discontinued operations	$16,754	$16,372

As of June 30, 2025, the Company disposed the remaining two of the 12 container carrier vessels agreed to sell. The M/V Hyundai Privilege and the M/V Hyundai Platinum were disposed of on January 10, 2025 and March 10, 2025, respectively.

For the six-month period ended June 30, 2025, the Company recognized a gain on sale of vessels from discontinued operations which is analyzed as follows:

Vessel	Sale price	Carrying value on sale	Other sale expenses	Gain on sale
M/V Hyundai Privilege	60,650	(35,646)	(1,825)	23,179
M/V Hyundai Platinum	60,650	(35,791)	(1,825)	23,034
Total	$121,300	$(71,437)	$(3,650)	$46,213

4. Revenues

The following table shows the revenues earned from time and bareboat charters contracts for the six-month periods ended June 30, 2025 and 2024:

	For the six-month periods ended June 30,
	2025	2024
Time charters	$182,938	$158,252
Bareboat charters	30,602	—
Total	$213,540	$158,252

As of June 30, 2025, all of the Company’s vessels were employed under time and bareboat charter agreements with the remaining tenor ranging between 1.2 and 9.3 years. From these time and bareboat charter agreements nine include extensions at the charterers’ option that range between 2.0 to 6.0 years. In addition, two of the Company’s under-construction vessels have secured time charter agreements with tenors of 4.9 and 6.8 years from the respective date of delivery. Both of these charter agreements include extensions at the charterers’ option of 5.0 years.

5. Transactions with Related Parties

Capital Maritime & Trading Corp. (“CMTC”) is an international shipping company with a long history of operating and investing in the shipping market. As of June 30, 2025 and December 31, 2024, CMTC may be deemed to beneficially own 48.2% and 48.5% of the common shares, respectively.

Capital Gas Corp. is a privately held company controlled by Mr. Miltiadis Marinakis, the son of Mr. Evangelos M. Marinakis, who also controls Capital GP L.L.C. (“CGP”). As of June 30, 2025 and December 31, 2024, Capital Gas Corp. may be deemed to beneficially own 2.0% of the common shares.

CGP, the Partnership’s general partner until the Conversion, is a privately held company controlled by Mr. Miltiadis Marinakis. As of June 30, 2025 and December 31, 2024, CGP may be deemed to beneficially own 8.5% and 8.6% of the common shares, respectively.

The Company and its subsidiaries had related party transactions with Capital Ship Management Corp. (“CSM”), Capital-Executive Ship Management Corp. (“Capital-Executive”) and Capital-Gas Ship Management Corp. (“Capital-Gas Management”), (collectively “Managers”), and CGP, arising from certain terms of the following management and administrative services agreements.

F- 6

Capital Clean Energy Carriers Corp. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

5. Transactions with Related Parties – Continued

1. Floating fee management agreements: Under the terms of these agreements the Company compensates its Managers for expenses and liabilities incurred on the Company’s behalf while providing the agreed services, including, but not limited to, crew, repairs and maintenance, insurance, stores, spares, lubricants and other operating costs. Costs and expenses associated with a managed vessel’s next scheduled dry-docking are borne by the Company and not by the Managers. The Company also pays its Managers a daily technical management fee per managed vessel that is revised annually based on the United States Consumer Price Index. For the six-month periods ended June 30, 2025 and 2024, management fees under the management agreements amounted to $4,788 and $4,310, respectively, and are included in “Vessel operating expenses – related parties” in the unaudited condensed consolidated statements of comprehensive income.

2. Fixed fee management agreements: Under the terms of these agreements the Company pays a fixed daily fee per bareboat chartered vessel in its fleet, mainly to cover commercial and administrative costs. For the six-month periods ended June 30, 2025 and 2024 management fees under the management agreements amounted to $166 and $14, respectively, and are included in “Vessel operating expenses – related parties” in the unaudited condensed consolidated statements of comprehensive income.

3. Administrative and service agreements: On April 4, 2007, the Company entered into an administrative services agreement with CSM, pursuant to which CSM has agreed to provide certain administrative management services to the Company such as accounting, auditing, legal, insurance, IT and clerical services. In addition, the Company reimburses CSM and CGP for reasonable costs and expenses incurred in connection with the provision of these services, after the submission of the respective invoices for such costs and expenses together with any supporting detail that may be reasonably required. These expenses are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income. In 2015, the Partnership entered into an executive services agreement with CGP, which was amended in 2016, 2019, 2023 and 2024. In connection with the Conversion, the Company entered into a new executive services agreement with CGP. According to the executive services agreements, CGP provided and continues to provide certain executive officers services for the management of the Company’s business as well as investor relations and corporate support services to the Company. For the six-month periods ended June 30, 2025 and 2024 the fees under the executive services agreement with CGP amounted to $1,750 and $1,175, respectively and are included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income.

4. Supervision services agreements with Capital-Gas Management: On December 21, 2023 and June 17, 2024 each of the vessel-owning companies of the vessels currently under construction entered into a separate supervision services agreement with Capital-Gas Management in order to supervise the performance of the design, building, equipment, completion and delivery by the shipyard of the respective vessels. For the six-month periods ended June 30, 2025 and 2024, the Company recognized $1,233 and nil, respectively, in connection with the supervision services agreements which are included in “Vessels, net and vessels under construction” in the unaudited condensed consolidated balance sheets.

Balances and transactions with related parties consisted of the following:

Consolidated Balance Sheets	As of June 30, 2025	As of December 31, 2024
Assets:
Capital-Gas Management – advances from the Company (a)	$—	$1,131
Due from related party	—	1,131
Liabilities:
CSM – payments on behalf of the Company (b)	50	34
Capital-Executive – payments on behalf of the Company (b)	770	3,508
Capital-Gas Management – payments on behalf of the Company (b)	4,718	—
Due to related parties	$5,538	$3,542

	For the six-month periods ended June 30,
Consolidated Statements of Comprehensive Income	2025	2024
Vessel operating expenses	$4,954	$4,324
General and administrative expenses (c)	1,843	1,276
Interest expense and finance cost (d)	—	1,865

(a)

Managers - Advances from the Company: This line item represents the amounts advanced by the Company for operating and voyage expenses that will be paid by the Managers on behalf of the Company and its subsidiaries.

(b)

Managers - Payments on Behalf of the Company: This line item represents the amount outstanding for payments for operating and voyage expenses made by the Managers on behalf of the Company and its subsidiaries.

(c)	General and administrative expenses: This line item mainly includes fees relating to internal audit, investor relations and consultancy fees.
(d)	Interest expense and finance cost: This line item reflects interest expense of the Company’s Sellers Credit.

F- 7

Capital Clean Energy Carriers Corp. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

6. Fixed Assets

A.	Vessels, net

The following table presents an analysis of vessels, net:

	Vessel cost	Accumulated depreciation	Net book value
Balance as at January 1, 2025	$3,317,291	$(180,276)	$3,137,015
Depreciation for the period	—	(48,386)	(48,386)
Balance as at June 30, 2025	$3,317,291	$(228,662)	$3,088,629

Five vessels with an aggregate net book value of $980,519 as of June 30, 2025, have been provided as collateral under the terms of the Company’s credit facilities (Note 8). In addition, there are 10 vessels financed through sale and lease back agreements, for which the title of ownership is held by the relevant lender, with an aggregate net book value of $2,108,110 as of June 30, 2025 (Note 8).

B.	Vessels under construction

The following table presents an analysis of vessels under construction:

Vessels under construction cost
Balance as at January 1, 2025	$390,290
Advances and initial expenses for vessels under construction	130,469
Balance as at June 30, 2025	$520,759

During the six-month period ended June 30, 2025, the Company paid advances of $117,800 and recognized initial expenses of $12,669. Capitalized interest for the six-month period ended June 30, 2025, amounted to $11,261 and is included in initial expenses.

7. Above / Below Market Acquired Charters

The fair value of the time and the bareboat charters attached to the vessels representing the difference between the time and the bareboat charter rates at which the vessels were fixed and the market rates for comparable charters as determined by reference to market data on the acquisition dates were recorded as “Above market acquired charters” under other non-current assets or “Below market acquired charters” under long-term liabilities in the audited consolidated balance sheet as of the acquisition dates, respectively.

Above and below market acquired time and bareboat charters are amortized or accreted using the straight-line method over the remaining period of the time and bareboat charters acquired as a reduction or addition to time and bareboat charter revenues. For the six-month periods ended June 30, 2025 and 2024 such amortization to time and bareboat charter revenues for the above market acquired time and bareboat charters amounted to $17,307 and $14,118, respectively. For the six-month periods ended June 30, 2025 and 2024 such accretion to time and bareboat charter revenues for the below market acquired time and bareboat charters amounted to $6,764 and $7,247, respectively.

The following table presents an analysis of above / below market acquired charters:

	Above market acquired charters	Below market acquired charters
Carrying amount as at January 1, 2025	$101,574	$(75,659)
(Amortization) / accretion	(17,307)	6,764
Carrying amount as at June 30, 2025	$84,267	$(68,895)

As of June 30, 2025, the remaining carrying amount of unamortized above / below market acquired time charters will be amortized / accreted in future years as follows:

For the year ending June 30,	Above market acquired charters	Below market acquired charters
2026	$34,901	$(13,512)
2027	12,228	(13,512)
2028	7,471	(13,549)
2029	7,451	(13,512)
2030	7,451	(7,658)
Thereafter	14,765	(7,152)
Total	$84,267	$(68,895)

F- 8

Capital Clean Energy Carriers Corp. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt

Long-term debt consists of the following credit facilities, sale and lease back agreements, seller’s credits and unsecured bonds, collectively the “financing arrangements”. As of June 30, 2025 and December 31, 2024, the following amounts were outstanding under our financing arrangements:

		As of June 30, 2025	As of December 31, 2024	Rate of interest
	Credit facilities
(i)	Issued in October 2022 maturing in October 2028 (the “2022 credit facility”)	91,700	94,360	Margin + Secured Overnight Financing Rate (“SOFR”)
(ii)	Issued in June 2023 maturing in June 2031 (the “2023 credit facility”)	87,500	90,625	Margin + SOFR
(iii)	Issued in January 2024 maturing in December 2030 (the “2024 – LNG/C Axios II credit facility ”)	175,000	180,000	Margin + SOFR
(iv)	Issued in June 2024 maturing in June 2031 (the “2024 – LNG/C Aktoras credit facility”)	227,000	233,500	Margin + SOFR
(v)	Issued in June 2024 maturing in June 2031 (the “2024 – LNG/C Aristidis I credit facility”)	147,250	151,125	Margin + SOFR
	Sale and lease back agreements
(vi)	Assumed in September 2021 maturing in June 2030 (the “2021 Bocomm”)	115,123	118,216	Margin + SOFR
(vii)	Assumed in September 2021 maturing in November 2029 (the “2021 Bocomm”)	110,260	113,210	Margin + SOFR
(viii)	Assumed in November 2021 maturing in July 2036 (the “2021 Shin Doun”)	121,175	124,376	Fixed rate
(ix)	Issued in December 2022 maturing in January 2031 (the “2022 Jolco”)	98,179	100,273	($65,779: Margin + SOFR, $32,400: Fixed rate)
(x)	Issued in February 2023 maturing in February 2033 (the “2023 CMBFL - LNG/C”)	164,313	168,687	Margin + SOFR
(xi)	Assumed in December 2023 maturing in October 2033 (the “2023 CMBFL - LNG/C AMI”)	163,159	174,212	Margin + SOFR
(xii)	Issued in May 2024 maturing in May 2032 (the “2023 – LNG/C Assos Jolco”)	231,445	236,079	($190,045: Margin + SOFR, $41,400: Fixed rate)
(xiii)	Issued in July 2024 maturing in July 2032 (the “2024 – LNG/C Apostolos Jolco”)	231,232	235,870	($189,832: Margin + SOFR, $41,400: Fixed rate)
(xiv)	Issued in August 2024 maturing in July 2031 (the “2024 Bocomm – LNG/C Attalos”)	154,315	158,780	Margin + SOFR
(xv)	Issued in August 2024 maturing in July 2031 (the “2024 Bocomm – LNG/C Asklipios”)	154,315	158,780	Margin + SOFR
	Unsecured Bonds
(xvi)	Issued in October 2021 maturing in October 2026 (the “2021 Bonds”)	175,624	156,136	Fixed rate
(xvii)	Issued in July 2022 maturing in July 2029 (the “2022 Bonds”)	117,082	104,091	Fixed rate
	Total long-term debt	2,564,672	2,598,320
	Less: Deferred financing costs	18,017	19,808
	Total long-term debt, net	2,546,655	2,578,512
	Less: Current portion of long-term debt	133,162	132,439
	Add: Current portion of deferred financing costs	4,086	4,056
	Long-term debt, net	$2,417,579	$2,450,129

F- 9

Capital Clean Energy Carriers Corp. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

8. Long-Term Debt – Continued

Details of the Company’s financing arrangements are discussed in Note 8 of the Company’s Consolidated Financial Statements for the year ended December 31, 2024.

On June 26, 2025, the vessel-owning companies of two LCO2 – HMG/C currently under construction, entered into a new credit facility, the “2025 - LCO2 – HMG/C credit facility”, for an amount of $101,702 which may increase up to a total of $117,347 million if long term employment is secured, with the purpose of financing the delivery from the shipyard of the two vessels under construction (the LCO2 - HMG/C Amadeus (Hull - 8399) and the LCO2 - HMG/C Athenian (Hull - 8405)). The Company is acting as a parent guarantor. The facility is expected to be drawn down in two different tranches in April and November 2026, respectively, each with a duration of five years each.

During the six-month period ended June 30, 2025 the Company repaid the amount of $66,127, in line with the amortization schedule of its financing arrangements.

For the six-month periods ended June 30, 2025, and 2024, the Company recorded interest expense net of capitalized interest (Note 6) of $57,442 and $60,925, respectively and the weighted average interest rate of the Company’s financing arrangements was 5.3% and 6.8%, respectively.

As of June 30, 2025, the required annual payments to be made subsequently to June 30, 2025, are as follows:

For the year ending June 30,	Amount
2026	$133,162
2027	301,715
2028	119,089
2029	191,456
2030	399,776
Thereafter	1,419,474
Total	$2,564,672

All the Company’s sale and leaseback agreements were classified as financing arrangements because they include various purchase options retained by the Company commencing from the first-year anniversary and either an obligation or an option to acquire each vessel at expiration at a predetermined price, precluding the transfer of control over the vessels. The Company’s credit facilities and sale and lease back agreements contain customary ship finance covenants, including restrictions on changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness and the mortgaging of vessels and requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a minimum cash requirement of $500 per vessel, as well as that the ratio of net total indebtedness to the total assets of the Company adjusted for the market value of the fleet not exceed 0.75:1. The Company’s financing arrangements also contain a collateral maintenance requirement under which the aggregate fair market value of the collateral vessels should not be less than 125% of the outstanding amounts under the 2022 credit facility, 120% of the outstanding amount under the 2023 credit facility and the 2024 – LNG/C Aristidis I credit facility, 111% of the outstanding amount under the 2021 Bocomm, the 2024 Bocomm – LNG/C Asklipios and the 2024 Bocomm – LNG/C Attalos and 110% of the outstanding amount under the 2023 CMBFL - LNG/C AMI, the 2023 CMBFL - LNG/C, the 2024 – LNG/C Aktoras credit facility and the 2024 – LNG/C Axios II credit facility. Also, the vessel-owning companies may pay dividends or make distributions only when no event of default has occurred and the payment of such dividend or distribution has not resulted in a breach of any of the financial covenants. In addition, the 2022 and 2021 Bonds contain requirements such as that the ratio of EBITDA to net interest expenses be no less than 2:1, a restricted cash requirement and that the ratio of net total indebtedness to the total assets of the Company adjusted for the market value of the fleet not exceed 0.75:1. In addition, the 2022 and 2021 Bonds require that:

•	the Company maintain a pledged Debt Service Reserve Account (“DSRA”) with a minimum balance of €100,000;
•	the Company deposit to the DSRA 50% of any cash disbursements to shareholders (e.g., dividends) exceeding $20,000 per annum, capped at 1/3 of the par value of the 2022 and 2021 Bonds outstanding at the time; and
•	if the Company’s Market Value Adjusted Net Assets (“MVAN”) falls below $300,000 then to deposit to the DSRA the difference between the MVAN and the $300,000 (capped to 1/3 of the par value of the 2022 and 2021 Bonds outstanding).

The Company’s credit facilities and sale and lease back agreements include a general assignment of the earnings, insurances and requisition compensation of the respective collateral vessel or vessels. They also require additional security, such as pledge and charge on current accounts and mortgage interest insurance.

As of June 30, 2025, and December 31, 2024, the Company was in compliance with all financial debt covenants.

As of June 30, 2025, the Company had available undrawn amount under Company’s financing arrangements amounting to $101,702.

9. Derivative Instruments

In connection with the issuance of the 2022 Bonds and the 2021 Bonds (Note 8), the Company entered into certain cross-currency swap agreements to manage the related foreign currency exchange risk by effectively converting the fixed-rate, Euro-denominated Bonds, including the semi-annual interest payments for the period from July 26, 2022 to July 26, 2029 and from October 21, 2021 to October 21, 2025, respectively to fixed-rate, U.S. Dollar-denominated debt. The economic effect of the swap agreements is to eliminate the uncertainty of the cash flows in U.S. Dollars associated with the issuance of the 2022 Bonds and the 2021 Bonds by fixing the principal amount of the 2022 Bonds and the 2021 Bonds, with a fixed annual interest rate. The cross-currency swap agreement related to the 2022 Bonds was designated as an accounting hedge.

Derivative instruments not designated as hedges are not speculative and are used to manage the Company’s exposure to identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in the consolidated statements of comprehensive income. Changes in the fair value of derivatives designated as accounting hedges are recorded in the consolidated statements of other comprehensive income (effective portion), until the hedged item is recognized in the consolidated statements of comprehensive income.

F- 10

Capital Clean Energy Carriers Corp. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

9. Derivative Instruments - Continued

The following table summarizes the terms of the cross-currency swap agreements and their respective fair value as of June 30, 2025.

Derivative Asset:
Effective Date	Termination Date	Notional Amount in thousands of EUROS	Notional Amount in United States Dollars	Fixed Rate the Company receives in EURO	Fixed Rate the Company pays in United States Dollars	Fair Value June 30, 2025, in United States Dollars
26/07/2022	26/07/2029	100,000	101,800	4.40%	6.55%	$14,846
21/10/2021	21/10/2025	120,000	139,716	2.65%	3.66%	2,040
21/10/2021	21/10/2025	30,000	34,929	2.65%	3.69%	380
				Total Fair Value		$17,266

The fair value of the cross-currency swap agreements is presented net of accrued interest expense which is recorded in “Accrued liabilities” in the unaudited condensed consolidated balance sheets.

The following tables summarize the effect of the cross-currency swap agreements for the six-month periods ended June 30, 2025 and 2024:

–	Derivative designated as accounting hedge
Amount of gain recognized in other comprehensive income	For the six-month periods ended June 30,
Amount of gain recognized in other comprehensive income	2025	2024
Cross-currency swap agreement related to 2022 Bonds	$12,293	$(4,492)
Reclassification to other (expense) / income, net	(12,116)	4,671
Total gain recognized in accumulated other comprehensive income	$177	$179

The estimated net expense that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on cross-currency swap agreements designated as accounting hedge, amounts to $1,519.

–	Derivatives not designated as accounting hedges:
	For the six-month periods ended June 30,
Amount of gain / (loss) recognized in other income, net	2025	2024
Change in fair value of derivatives related to 2021 Bonds	$20,534	$(5,043)
Realized interest expense of derivatives related to 2021 Bonds	(979)	(1,076)
Total gain / (loss) recognized in other income, net	$19,555	$(6,119)

10. Financial Instruments

(a) Fair value of financial instruments

Cash and cash equivalents, restricted cash and other assets and liabilities.

The carrying value of cash and cash equivalents and restricted cash, are considered Level 1 items as they represent liquid assets with short-term maturities. Trade receivables, amounts due to related parties, trade accounts payable and accrued liabilities approximate their fair value.

Long-term debt

The fair value of variable rate long-term debt (Note 8) approximates the recorded value, due to its variable interest being based on the SOFR rates and due to the fact that the lenders have the ability to pass on their funding cost to the Company under certain circumstances, which reflects their current assessed risk. We believe the terms of our loans are similar to those that could be procured as of June 30, 2025. SOFR rates are observable at commonly quoted intervals for the full term of the loans and hence bank loans are considered Level 2 items in accordance with the fair value hierarchy.

The fair value of the fixed rate long-term debt (Note 8 ((viii), (ix), (xii) and (xiii))) as of June 30, 2025, was approximately $230,732 (carrying value: $236,375) and was determined by using Level 2 inputs being the discounted expected cash flows of the outstanding amount.

The 2022 Bonds and the 2021 Bonds (Note 8 ((xvi) and (xvii))) have a fixed rate, and their estimated fair values as of June 30, 2025, were determined through Level 1 inputs of the fair value hierarchy (quoted price under the ticker symbols CPLPB1 and CPLPB2 on Athens Stock Exchange) and were approximately $294,052 (carrying value: $292,706).

F- 11

Capital Clean Energy Carriers Corp. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

10. Financial Instruments - Continued

(a) Fair value of financial instruments - Continued

Derivative instruments

As of June 30, 2025:

Items Measured at Fair Value on a recurring Basis - Fair Value Measurements

Recurring Measurements:	June 30, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other Observable inputs (Level 2)	Unobservable Inputs (Level 3)
Cross Currency SWAP (100,000) - asset position	$14,846	$—	$14,846	$—
Cross Currency SWAP (120,000) – asset position	2,040	—	2,040	—
Cross Currency SWAP (30,000) – asset position	380	—	380	—
Total	$17,266	$—	$17,266	$—

The fair value (Level 2) of cross-currency swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, current interest rates, foreign exchange rates and the credit worthiness of both us and the derivative counterparty. This line item is presented in “Derivative assets” in the unaudited condensed consolidated balance sheets.

There were no Level 3 items.

(b) Concentration of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable, net. The Company places its cash and cash equivalents, consisting mostly of deposits, with a limited number of creditworthy financial institutions rated by qualified rating agencies. Most of the Company’s revenues were derived from a few charterers.

For the six-month period ended June 30, 2025, the following charterers accounted for more than 10% of the Company’s revenues.

As of June 30, 2025
BP Gas Marketing Limited (“BP”)	17%
Bonny Gas Transport Limited (“BGT”)	14%
Cheniere Marketing International LLP (“Cheniere”)	13%
Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”)	10%
Hartree Partners Power & Gas Company (UK) Limited (“Hartree”)	10%

11. Shareholders’ Equity

As of June 30, 2025, the Company’s capital structure was comprised of the following shares:

	As of June 30, 2025	As of December 31, 2024
Common shares	58,725,267	58,387,313
Treasury shares	1,221,061	1,551,061
Total Company’s shares	59,946,328	59,938,374

In January 2024, the board of directors adopted an amended and restated Compensation Plan (the “Plan”) and reserved for issuance a maximum number of 3,300,000 restricted common shares. On January 25, 2024, 1,100,000 common shares of the 3,300,000 restricted common shares were issued and recognized under treasury shares. On January 28, 2025, the Company transferred 330,000 shares vested in 2024, from treasury shares to common shares.

On January 27, 2025, the Company entered into an open market sales agreement (the “Sales Agreement”) with Jefferies LLC (“Jefferies”) under which the Company may sell, from time to time, through Jefferies, as its sales agent, new common shares having an aggregate offering amount of up to $75,000. The open-market sale agreement provides that Jefferies, when it is acting as the Company’s sales agent, will be entitled to compensation of up to 2.5% of the gross sales price of the common shares sold through Jefferies from time to time. During the six-month period ended June 30, 2025, the Company issued 7,954 new common shares resulting in net proceeds of $173 after the payment of commission to the sales agent, but before offering expenses. During the six-month period ended June 30, 2025, the Company recognized offering expenses of $454 in connection with the Sales Agreement.

On June 10, 2025, the Company announced that it has implemented a Dividend Reinvestment Plan (the “DRIP”). During the six-month period ended June 30, 2025, the Company did not issue any new common shares under the DRIP. During the six-month period ended June 30, 2025, the Company recognized expenses of $219 relating to the DRIP.

F- 12

Capital Clean Energy Carriers Corp. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

11. Shareholders’ Equity – Continued

Details of the Company’s Shareholders’ Equity are discussed in Note 14 of the Company’s Consolidated Financial Statements for the year ended December 31, 2024.

During the six-month periods ended June 30, 2025 and 2024, the Company declared and paid the following distributions to its common shareholders:

	During the six - month period ended June 30, 2025	During the six - month period ended June 30, 2024
Common shareholders / unitholders
Distributions per common share declared	$0.30	$0.30
Common shares distribution	$17,803	$16,643
General partner and incentive distribution rights (“IDR”)	$—	$104

12. Omnibus Incentive Compensation Plan

In January 2024, the board of directors adopted an amended and restated Plan and reserved for issuance a maximum number of 3,300,000 restricted common shares. On January 25, 2024, 1,100,000 common shares of the 3,300,000 restricted common shares were issued and recognized under treasury shares.

On January 1, 2025, the Company awarded 1,050,000 unvested shares to Employees and Non-Employees with a grant-date fair value of $18.27 per share. Awards granted to certain Employees and Non-Employees will vest in three equal installments.

The unvested shares accrue distributions when declared, which distributions are retained by the custodian of the Plan and remain payable until the vesting date at which time they are paid to the grantee. As of June 30, 2025, the unvested shares accrued $315 of distributions.

There were no forfeitures of awards during the period ended June 30, 2025. The Company estimated the forfeitures of unvested shares to be immaterial.

For the six-month periods ended June 30, 2025 and 2024 the equity compensation expense included in “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income was $3,171 and $3,517, respectively. As of June 30, 2025, the total unrecognized compensation cost related to non-vested awards is $16,013 and is expected to be recognized over a period of 2.5 years. The Company uses the straight-line method to recognize the cost of the awards.

The following table contains details of Company’s plan:

	Equity compensation plan
Unvested Shares	Shares	Value
Unvested on January 1, 2025	—	$—
Granted	1,050,000	19,184
Vested	—	—
Unvested on June 30, 2025	1,050,000	$19,184

13. Net Income Per Share

For the six-month period ended June 30, 2025, basic net income per common share represents net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the measurement period. Diluted net income per common share, if applicable, reflects the potential dilution that could occur upon vesting of our restricted stock awards, resulting in additional shares that would then share in the Company’s net income.

Our restricted stock awards include rights to receive dividends that are subject to the risk of forfeiture if service requirements are not satisfied, these shares are not considered participating securities and are excluded from the calculation of the weighted average number of common shares outstanding, basic. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued upon vesting of the restricted stock awards in excess of the number of shares assumed to be repurchased with the assumed proceeds, determined in accordance with the treasury stock method. For the six-month period ended June 30, 2025, incremental shares totaled 160,785. For the six-month period ended June 30, 2024, the Company excluded the effect of 247,934 non-vested share awards in calculating diluted net income per common share, as they were anti-dilutive.

The Company calculates net income per common share from continuing operations as follows:

	For the six-month periods ended June 30,
BASIC AND DILUTED	2025	2024
Numerators
Company’s net income from continuing operations	$62,735	$17,925
Less:
General Partner’s interest in Company’s net income	—	113
Company’s net income allocable to unvested shares	—	80
Net income attributable to common shareholders	$62,735	$17,732
Denominators
Weighted average number of common shares outstanding, basic	58,718,005	54,851,934
Weighted average number of common shares outstanding, diluted	58,878,790	54,851,934
Net income per common share:
Basic and Diluted (in United States Dollars)	$1.07	$0.33

F- 13

Capital Clean Energy Carriers Corp. Notes to the Unaudited Condensed Consolidated Financial Statements (In thousands of United States Dollars, unless otherwise specified)

14. Commitments and Contingencies

Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.

The Company accrues the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.

An estimated loss from a contingency should be accrued by a charge to expense and a liability recorded only if all of the following conditions are met:

•	Information available prior to the issuance of the financial statement indicates that it is probable that a liability has been incurred at the date of the financial statements.

•	The amount of the loss can be reasonably estimated.

Currently, the Company is not aware of any such claims or contingent liabilities which should be disclosed or for which a provision should be established in the consolidated financial statements.

Commitments

(A) Lease Commitments: Future minimum charter hire receipts, excluding any profit share revenue that may arise, based on non-cancellable time and bareboat charter contracts, as of June 30, 2025, were:

Year ending June 30,	Amount
2026	$410,796
2027	380,622
2028	430,361
2029	415,198
2030	395,288
Thereafter	927,645
Total	$2,959,910

(B) Vessels Under Construction Commitments: As of June 30, 2025, the Company, had outstanding commitments relating to acquisitions of vessels and vessels under construction amounting to $489,300 and $1,318,726, respectively which will be financed through the issuance of debt and cash at hand (Notes 5, 6).

The following table contains details of vessels under construction commitments:

Year ending June 30,	Vessels’ acquisitions	Vessels under construction	Total
2026	$—	$369,157	$369,157
2027	489,300	913,641	1,402,941
2028	—	35,928	35,928
Total	$489,300	$1,318,726	$1,808,026

(C) Supervision Services Commitments: As of June 30, 2025, the Company had outstanding commitments relating to supervision services agreements for vessels under construction, amounting to $4,933 (Notes 5, 6).

The following table contains details of supervision services commitments:

Year ending June 30,	Amount
2026	$2,083
2027	2,717
2028	133
Total	$4,933

15. Subsequent Events

(A) Dividends: On July 24, 2025, the Board of Directors of the Company declared a cash dividend per share of $0.15 for the second quarter of 2025 payable on August 8, 2025, to shareholders of record on August 4, 2025.

F- 14